MASTERWORKS

Available Now: Cecily Brown (21.9% | 1.10 | $2,788,000)

Recently Sold Paintings[1]

Artist	Annualized Net Return	Days held
Albert Oehlen	33.7%	354 days held
Cecily Brown	27.3%	604 days held
Sam Gilliam	33.1%	791 days held



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CECILY BROWN



Price Appreciation of Similar Works

21.9%*

Market Risk-Adjusted Appreciation

1.10 vs. **0.48** vs. **0.55**

Brown's Market | All Art Market | S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

1. Since inception, Masterworks has sold six paintings from the collection. All sales are net of all fees and expenses. In certain cases, Masterworks may concede its fees and/or profit sharing in connection with the sale of a painting for the benefit of the shareholders. Net IRR was calculated assuming all fees and profit sharing to which Masterworks was entitled were charged to the issuer.

*The set of similar sales comprise paintings by Cecily Brown with the following criteria: Canvas paintings executed 2009 to present that measure 45 inches by 45 inches to 105 inches by 105 inches. The set of similar works includes a painting, acquired by Masterworks 119, LLC at Sotheby's, London The Now Evening Sale, held on March 2, 2022 for $3,898,104 (£ 2,919,000). The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate.